GREAT PANTHER SILVER LIMITED

Have questions about this notice? Call the Toll Free Number below.

1-888-355-1766 Toll Free

Notice of Availability of Proxy Materials for GREAT PANTHER SILVER LIMITED Annual General and Special Meeting

Meeting Date and Location:

When: June 26, 2014
11:00 am (Pacific Time)

Where: Suite 800, 333 Seymour Street, Vancouver, BC

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You are receiving this notice to advise that the proxy materials for the above noted securityholders' meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the Information Circular and other proxy materials before voting.

The Information Circular and other relevant materials are available at:

http://www.envisionreports.com/great_pantherAGS2014

OR

www.sedar.com

How to Obtain Paper Copies of the Proxy Materials

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Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than June 16, 2014. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes.

For Holders with a 15 digit Control Number:

Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering your control number as indicated on your Voting Instruction Form or Proxy.

To obtain paper copies of the materials after the meeting date, please contact 1-888-355-1766

For Holders with a 12 digit Control Number:

Request materials by calling Toll Free, within North America - 1-888-355-1766 or direct, from Outside of North America - (604) 608-1766 and entering your control number as indicated on your Voting Instruction Form.

To obtain paper copies of the materials after the meeting date, please contact 1-888-355-1766

Securityholder Meeting Notice

The resolutions to be voted on at the meeting are listed below along with the Sections within the Information Circular where disclosure regarding the matter can be found.

1. **Number of Directors** - To set the number of directors at six. See the section entitled "Number of and Election of Directors".

2. **Election of Directors** - To elect directors of the Company to hold office until the close of the next annual general meeting. See the section entitled "Nominees for Election".

3. **Appointment of Auditors** - To appoint an auditor of the Company to serve until the close of the next annual general meeting and to authorize the directors to fix the auditor's remuneration. See the section entitled "Appointment of Auditor".

4. **Approval of Restricted Share Unit and Deferred Share Unit Plan** - To approve the Company's combined Restricted Share Unit and Deferred Share Unit Plan. See the section entitled "Particulars of Matters to be Acted Upon – Share Compensation Plans".

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Voting

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy. Your Proxy/Voting Instruction Form must be received by 11:00 AM, Pacific Time on June 24, 2014.

PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING

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Annual Financial statement delivery

- Only Registered and Beneficial holders who opted to receive one